UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-06324

BNSF Railway Company
(Exact name of registrant as specified in its charter)

2650 Lou Menk Drive
Fort Worth, Texas 76131-2830
(800) 795-2673
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Burlington Northern Inc. (Now BNSF Railway Company)
Consolidated Mortgage 6.55% Bonds, Series K, due 2020
Consolidated Mortgage 3.80% Bonds, Series L, due 2020
Consolidated Mortgage 3.20% Bonds, Series M, due 2045
Consolidated Mortgage 8.15% Bonds, Series N, due 2020
Consolidated Mortgage 6.55% Bonds, Series O, due 2020
Consolidated Mortgage 8.15% Bonds, Series P, due 2020

Northern Pacific Railway Company
General Lien Railway and Land Grant 3% Bonds, due 2047 (stamped)
General Lien Railway and Land Grant 3% Bonds, due 2047 (unstamped)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
Consolidated Mortgage 6.55% Bonds, Series K, due 2020: 29
Consolidated Mortgage 3.80% Bonds, Series L, due 2020: 38
Consolidated Mortgage 3.20% Bonds, Series M, due 2020: 90
Consolidated Mortgage 8.15% Bonds, Series N, due 2020: 42
Consolidated Mortgage 6.55% Bonds, Series O, due 2020: 92
Consolidated Mortgage 8.15% Bonds, Series P, due 2020: 49
General Lien Railway and Land Grant 3% Bonds, due 2047 (stamped): 44
General Lien Railway and Land Grant 3% Bonds, due 2047 (unstamped): 177

NOTE:  A Form 15 with respect to the bonds listed above was filed on January 9, 2018.  That Form 15 indicated that as of January 9, 2018, BNSF Railway Company had a duty to file reports under section 13(a) or 15(d) with respect to its 8.75% Debentures due February 25, 2022 (the “Debentures”).  On January 11, 2018, BNSF Railway Company filed a Form 15 with respect to the Debentures.  However, BNSF Railway Company filed the Form 15 with respect to the Debentures under the codes for Burlington Northern Inc., which issued the Debentures prior to its merger with and into BNSF Railway Company.  BNSF Railway Company assumed the obligations of Burlington Northern Inc. under the Debentures.  This Form 15/A is being filed to update the Form 15 with respect to the bonds listed above to confirm that BNSF Railway Company no longer has a duty to file reports under section 13(a) or 15(d) with respect to any securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, BNSF Railway Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 31, 2018

BNSF RAILWAY COMPANY,

By:	/s/ Julie A. Piggott
Name: Julie A. Piggott
Title: Executive Vice President and Chief Financial Officer